UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
AI Incube Inc. d/b/a/ Parknav

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> July 14, 2009

Physical address of issuer
315 Montgomery St. 10th Floor, San Francisco, CA 94104

Website of issuer
https://parknav.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC

1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Current number of employees
11

Summary financial information is provided below for the fiscal years ended December 31, 2020 and December 31, 2019.

	Fiscal year ended December 31, 2020	Fiscal year ended December 31, 2019
Total Assets	$1,436,753	$946,910
Cash & Cash Equivalents	$27,566	$3,456
Accounts Receivable	$0	$0
Short-term Debt	$135,007	$111,742
Long-term Debt	$1,735,018	$1,217,586
Revenues/Sales	$521,796	$1,236,065
Cost of Goods Sold	$0	$0
Taxes Paid	$1,786	$17,758
Net Income/Loss	-$52,981	$657,377

August 30, 2021

FORM C-AR: Annual Report

AI Incube Inc. d/b/a/ Parknav



ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2020

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by AI Incube Inc. d/b/a/ Parknav, a Delaware corporation (the "Company," as well as references to "we," "us," or "our") because it sold securities in a Regulation Crowdfunding ("Regulation CF") offering in April 2021. A copy of this report may be found on the company's website at https://parknav.com/.

During the period from February 2021 through April 30, 2021, we sold a total of $801,874 (before offering expenses) of our Convertible Notes through WeFunder platform in its Regulation CF offering described in the previously filed Form C, dated February 24, 2021 (the "Wefunder Offering").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://parknav.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in the Wefunder Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

BUSINESS DESCRIPTION

AI Incube Inc., referred to herein as "AI Incube", "Parknav" or the "Company," is a Delaware corporation that was incorporated on July 14, 2009.

The Company is located at 315 Montgomery St. 10th Floor, San Francisco, CA 94104.

The Company's website is https://parknav.com/

The information available on or through our website is not a part of this Form C-AR.

Description of the Business

AI Incube Inc., doing business as Parknav®, uses artificial intelligence ("AI") to identify available on-street parking in real time. It is one of the only scalable solutions that uses zero hardware and works for every street, 24/7, for all types of on-street parking (including free, metered & permit). Our technology has been built to predict so much more than parking—and this investment opportunity includes our current product and future tech applications.

Competitors and Industry

Traditionally, cities and businesses have relied on dedicated, physical parking sensors to determine real-time parking availability. This method costs cities and people a lot of money and time, and is neither practical nor scalable. Our solution is a precise, AI data- driven product that's 100 times more cost-effective—thus, 100 times more scalable — and much more accurate.

Competition to Parknav includes Parkopedia, Inrix, and TomTom, among others.

Here's how we compare: https://aiincube.docsend.com/view/bn7a3mdi9ygcjrqi

Current Stage and Roadmap

We use artificial intelligence to help drivers find available on-street parking in real-time. Our product is running and there are initial customers for this product. Our product is still undergoing development and refining to make it true software as a service, or SaaS. Furthermore, predicting real-time available on-street parking with our patented AI technology is just the very beginning. Within the next 5 years, we hope to build on this technology to predict multiple other events that are occurring on the street (the "LIVE STREET").

Our company was incorporated in 2009. From inception until 2015 our founders worked with little money and part-time on developing our technology and market knowledge. On the last day of 2014, we received our first major investment, then we found our first customer in 2016. Our first launch of our B2B solution was in 2017, and have been growing since then. By 2020, market forces had helped to open the road for smart cities and the opportunity presented herein.

Our current products that are now on the market are: the Parknav Platform, Parknav SDK, Parknav API, and Parknav Smart City Portal.

We are looking to accomplish in 2021 a conversion of our business model into a smaller and faster sales SaaS, with tools and solutions that can be purchased directly through our website automatically.

We plan to expand the usage of our products and solutions in 2022, to capture a substantive segment of the emerging Smart Cities market.

Governmental/Regulatory Approval and Compliance

None.

Litigation

There are no existing legal suits pending, or to our knowledge, threatened, against our company, which would have a material effect on the business of our company.

Other

Our principal address is 315 Montgomery Street, 10th FL, San Francisco, CA 94104

We conduct business in California.

DIRECTORS & OFFICERS

Directors of the Company

Eyal Amir: Chief Executive Officer, President, Director

Eyal Amir's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
Dates of Service: July 14, 2009 - Present
Responsibilities: Making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. The current compensation for this role is $120,000 annual base salary and $60,000 annual bonus upon reaching company and personal targets.

- Position: President
Dates of Service: July 14, 2009 - Present
Responsibilities: Establishing short and long-term goals, presiding over the workforce, managing budgets, ensuring the proper allocation of resources, and ensuring all departments meet their goals.

Officers Of the Company

Eyal Amir: Chief Executive Officer, President, Director

See "Directors of the Company" section above.

Employees

As of the date of this Form C-AR, the company has 11 team members.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as 'we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities of the Companyshould only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Annual Report. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.

The valuation of the Company was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Projections: Forward Looking Information.

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management s control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service.

We are reliant on one main type of service. All of our current products are variants on one type of service, which is providing parking information. Our revenues are therefore dependent upon the market for parking information.

Some of our products are still in prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Our new products could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our new products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and limited historical revenues. If you are investing in this company, it is because you think that Parknav is a good idea, that the team will be able to successfully market, and sell its products and services, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, there is no assurance that we will be profitable.

We have existing patents that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company owns a number of patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers end cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Parknav or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber- attacks either on our technology provider or on Parknav could harm our reputation and materially negatively impact our financial condition and business.

Other Identified Risks

- The effects of coronavirus may continue for a prolonged period of time contracting the smart city, mobility and/or other targeted markets.

- The creators of raw location-based data may reduce and/or eliminate the availability of their raw data, or the costs associated with such may rise, increasing the costs of our end products or (in combination with other risks) making the business model not tenable.

- Smart city, mobility and/or other targeted markets may change in such a way that parking is not needed as much.

- Our team is globally distributed. While this can be beneficial, especially in a time like the coronavirus, this can also create strive potential barriers.

- We may not implement the proper sales strategy and/or sales channels to capitalize on potential sales.

- We could experience unforeseen staffing issues due to coronavirus and/or other expansion related issues.

- Customers may delay their payments for out services resulting in operation delays due to cashflow.

- Unforeseen and/or frivolous litigation may occur by competitors looking to disrupt our progress.

- Employment and/or contractor turnover within the company may potentially impact our internal operations.

- The laws of a country may potentially delay and/or prevent us from being able to enter that market.

- Larger enterprise customers have longer sales cycles which impacts our overall revenue growth.

- Some of our sales would rely on the ability of our channel partners to execute and deliver sales.

- We have identified target markets, but we need to ensure these target markets were selected correctly (e.g. targeted geographies, targeted industries, etc.).

- We need to ensure there is a product market fit within our targeted markets (e.g. do we have the right products for our selected markers).

- There is always a threat from large, established technology players entering our market (e.g., Google and Apple).

- We need time to educate the market which impacts company sales and revenues.

- Trade relationships between countries may change causing our ability to continue operating in a country to be delayed and/or terminated.

- The legalities of data and use of data in a country may change. If that occurs, we would need to determine if we can continue to legally operate in that country.

- There is always a possibility for illegal activities by employees, contractors or other participants in the development or delivery of content.

- There is a potential for increased volatility between currency exchange rates. We often need to exchange currencies due to our globally distributed customers.

- Coronavirus, or other external forces, may impact the availability of appropriate staffing, which may pose a risk.

- Coronavirus, or other possible external forces, may impact our ability to access credit moving forward.

- The movement of people and other relevant commodities may be restricted due to foreseen or unforeseen circumstances.

- Due to the size of a startup, there are a limited number of staffing replacements available should resources need to shift.

- There could be difficulties that occur impacting our ability to raise capital during the next round of fund raising.

- Mobility, Smart City, and/or other targeted markets may not expand with enough potential opportunities fast enough.

- Prices of other related technologies may decrease affecting our competitive landscape in the market.

- Competitors may find better and/or new technologies affecting our competitive landscape in the market.

- Our sales team may not be strong or large enough to capture enough of the opportunities in a timely manner.

- We may not raise sufficient funding for the rapid pursuit of market expansion, therefore limiting our market capture and opening space for further competition.

- Some of the company officers are working part time, meaning that work happens more slowly than it potentially could. There is a risk that such slower work would affect the company adversely.

- The financial projections included in this Form C-AR and all other materials or documents supplied by us should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Form C-AR. The financial projections have not been prepared based on certified public accounting standards and have not been reviewed by on independent accountant. The assumptions and facts upon which such projections are based are subject to variations that may arise as future events actually occur, The financial projections included herein are based on assumptions made by us regarding future events. There is no assurance that actual events will correspond with these assumptions. Actual result for any period may or may not approximate such financial projections. Potential investors are advised to consult with their tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. Neither we nor any other person or entity makes any representation or warranty as to the future profitability of an investment in our securities.

- Our business could be adversely affected by the effects of health epidemics, including the recent COVID- 19 outbreak, in regions where we, or third parties on which we rely have distribution centers, concentrations of suppliers and sales and marketing reams or other business operations. The COVID-19 pandemic could materially affect our operations, as well as the business or operations of our suppliers, contractors, customers and other third parties with whom we conduct business. The effects or the public health directives and orders, may negatively impact our productivity, disrupt our business and delay our timelines, the magnitude of which will depend, in part, on the length and severity of the restrictions and other limitations on our ability to conduct our business in the ordinary course.

CAPITALIZATION AND OWNERSHIP

Ownership

The following table sets forth information regarding beneficial ownership of the company's holder of 20% or more of any class of voting securities as of the date of this Annual Report filing.

Stockholder Name	Number of Shares Owned	Type of Security Owned	Percentage
Eyal Amir	7,500,000	Common Stock	51.68

Capitalization

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note

  Final amount sold: $801,874.00

  Use of proceeds: WeFunder platform fees; Debt repayment; Sales; Marketing; and Product

  Date: April 30, 2021

  Offering exemption relied upon: Regulation CF

- Type of security sold: Convertible Note

  Final amount sold: $810,000.00

  Use of proceeds: Debt repayment, Marketing, Product development, Research and Development

  Date: October 15, 2018

  Offering exemption relied upon: 506(b)

- Type of security sold: Convertible Note

  Final amount sold: $20,000.00

  Use of proceeds: Product, Sales, Marketing

  Date: July 15, 2021

  Offering exemption relied upon: Section 4(a)(2)

FINANCIAL INFORMATION

Explanatory Note Regarding Error Relating to Previously Issued 2019 Financial Statements

In February 2021 the Company filed with the SEC an offering statement on Form C in connection with an offering of its securities under Regulation CF on the Wefunder funding portal. That Form C offering statement included financial statements for the fiscal year ended December 31, 2019, that were reviewed by Jason M. Tyra CPA (the "Original 2019 Financial Statements"). The Original 2019 Financial Statements disclosed revenue for fiscal year ended December 31, 2019, of $1,602,313 and a net loss for the fiscal year ended December 31, 2019, of $425,969. The Company has since undertaken an internal review of the Original 2019 Financial Statements and restated the same, which financial statements, as so restated, were then audited by IndigoSpire CPA Group (the "Restated 2019 Financial Statements"). The Restated 2019 Financial Statements show revenue for the fiscal year ended December 31, 2019, of $1,236,065 and net income of $657,377. Accordingly, revenue as disclosed in the Original 2019 Financial Statements was overstated by $366,248 and net income as disclosed in the Original 2019 Financial Statements was understated by $1,083,346. In addition, the presentation of net income (loss) in the Original 2019 Financial Statements as the same were posted on the Wefunder Funding Portal differed both from the actual net loss reflected in the Original 2019 Financial Statements and the net income disclosed in the Restated 2019 Financial Statements. On the Wefunder funding portal, the financial statements disclosed net income of $1,027,580, which is $370,203 higher than actual net income for the period as reflected in the Restated 2019 Financial Statements.

The expanding scope and the globalization of the Company's business coupled with the increasing reach of investors electing to participate in ownership of the Company led the Company to upgrade the financial management resources and leadership, which ultimately resulted in the identification of the error described above. In March 2021, the Company retained Deep Gujral and his firm Trusteer Financial to serve as contract CFO for the Company and to provide contract financial management staff to the Company. This financial direction led the Company to prepare audited financial statements for the fiscal years 2020 and 2019 that are consistent with its expanding business scope and investor reach. While preparing these financial statements, the Company and its advisors discovered that there were certain misalignments, inconsistencies, and differences in accounting principles and their interpretation between the approaches employed by the Company (the U.S. based issuer) and its German subsidiary.

Through this process, the Company identified errors in the previously issued Original 2019 Financial Statements, which errors were corrected through the preparation of the Restated 2019 Financial Statements and then audited by IndigoSpire CPA Group, an independent audit firm that presented an opinion that the Restated 2019 Financial Statements are consistent with U.S. GAAP. The Restated 2019 Financial Statements, as so audited, along with the financial statements for the fiscal year ended December 31, 2020, are included in this annual report.

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements

The company's financial statements for the fiscal years ended December 31, 2020 and 2019 have been reviewed by IndigoSpire CPA Group, LLC.

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Annual Report.

Results of Operations

Circumstances which led to the performance of financial statements:

In 2019, the company's customers increased their use of the Parknav platform with additional cities and services, resulting in the company's first profit year. The company invested some of the capital it raised in 2018 on broadening its product.

In 2020, the Covid-19 pandemic affected the parking market with decreased revenue for the market year-over-year of 50%-90%. We attribute this change to an adverse effect of the Coronavirus pandemic on our mobility end smart city markets -- fewer people driving in 2020 and lower revenue to municipalities drove enterprises and municipalities into more conservative spending on mobility and smart-city data. 2020 changes affected the entire market segment as well as the company's operations which experienced a 58% decrease in revenue. The company was able to lower its burn rate and end 2020 with close to break-even income.

Revenues & Gross margin. For the period ended December 31, 2020, the Company had revenues of $521,796, compared to the year ended December 31, 2019, when the Company had revenues of $1,236,065. Our gross margin was 89% in fiscal year 2020, compared to 86% in 2019.

Assets. As of December 31, 2020, the Company had total assets of $1,436,753, including $27,566 in cash. As of December 31, 2019, the Company had $946,910 in total assets, including $3,456 in cash.

Net Profit and Loss. The Company had a net loss of $52,981 and a net profit of $657,377 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.

Liabilities. The Company's liabilities totaled $1,870,025 for the fiscal year ended December 31, 2020 and $1,329,328 for the fiscal year ended December 31, 2019.

*Actual Cost of Goods Sold is greater than $0, however it was not included because it was not included in the audit.

Historical results and cash flows:

Milestones

AI Incube Inc. was incorporated in the State of Delaware in July 2009. Patents are held by AI Incube Inc. Since then, we have:

A CEO who is a Stanford PhD, Professor at UIUC, IEEE **Top 10 to Watch in AI." Multi-exits management team

- Backed by Village Global VC with LPs including Mark Zuckerberg, Michael Dell, Jeff Bezos

- Sales funnel increased 50X since previous Wefunder raise

- Customers include BMW, Siemens, Deutsche Telekom (parent of T-Mobile).

- Partners include Microsoft Ventures Accelerator, Startup Bootcamp Berlin, Volkswagen PlugAndPlay

- Patented AI technology, built for much more than parking logistics, smart city, finance, real estate

- More than $1 million revenue and cash flow positive in 2019

Recent Developments

AI Incube raised $821,874 from equity crowdfunding on WeFunder with follow-up accredited investors in 2021, and had cash on hand is $72,000, as of 5th July 2021. The following are estimates that have not been reviewed and finalized by our accounting team: Over the last three months (May, June, July), revenues (accrual basis) have average of $27,500/month, cost of goods sold has an average of $3,000/month, and operational expenses have averaged $37,000/month. We further invested in data and software and capitalized approximately $40,000/month. We further spent $50,000/month preparing for the further offerings. Our average burn rate (cash) for the past three months was $102,500 per month. We have cash collections from customers in August totaling $100,000, and $17,500 from WeFunder, and we have lines of credit available to us to fund this spend our current level of operations until we receive the first investment from our future offerings. Our intent is to be profitable in 6 months, although we cannot guarantee that we will achieve this target.

We recently hired key personnel in sales, marketing, and product, and are expecting to increase revenue significantly in the near future, hence leading to the projections for 2021, which was provided in our business presentation attached hereto as Exhibit C. In the short term, revenue recognized is going to yield increased cash collections from executed contracts, and we expect, though cannot guarantee, that cash collected in the next three months will decrease our net burn rate significantly.

Covid-19 affected our market, putting downward pressure on mobility and smart city markets. Enterprise customers have been more resilient than others, but the strong decrease in people mobility worldwide has resulted in a more conservative outlook for mobility in the short term. Also, travel restrictions and decreased activity in the mobility market caused deals to slow down significantly.

Since the date of our financials, government spending on smart city has increased worldwide, and political changes have occurred that are promising to future increased spending in this market.

What Investors Should Expect in the Future

In the 3 - 6 months following the successful completion of additional funding, we expect, although we cannot guarantee, that revenues will gradually increase to $100K/month, on average, and further increase towards year's end. We expect to increase expenses to $150K/month following this fundraise. Additionally, we cannot guarantee that we will be successful in raising additional funds on terms acceptable to us, if at all.

Assumptions for these projections include but are not limited to:

- We will succeed in partnering with multiple partners
- Smart cities market will grow
- Connectivity and other technologies will advance the consumption of our data
- Mobility of people and commodities will continue to grow and rebound from the effects of the Covid pandemic
- We will be successful in raising the next rounds of fundraising
- Our new sales leadership will be quick to pick up sales
- Our new products will find a good product-market fit
- Current and future partners will succeed in bringing business
- The Covid-19 pandemic will start to subside towards December 2021, leading to a mobility and smart-city rebound

Liquidity and Capital Resources

Cash on hand as of end of May 2021 was $300,000.

Existing lines of credit as of the end of July 2021 totaled $100,000.

Shareholder loans as of end of July 2021 totaled $100,000.

We expect to use these funds to enable the growth trajectory that the company is aiming for.

The Company expects to be conducting future offerings to raise funds.

INDEBTEDNESS

- Creditor: SBA

  Amount Owed: $450,000.00 Interest Rate: 1.0%

  Maturity Date: April l4, 2038

  1% interest Disaster Loan

- Creditor: SBA

  Amount Owed: $66,375.00

  Interest Rate: 1.0%

  Maturity Date: January 27, 2022 PPP loan, forgiveness expected.

- Creditor: Web Bank

  Amount Owed: $43,947.95

  Interest Rate: 9.0%

Maturity Date: January 04, 2024

- Creditor: Stephen Roulac

  Amount Owed: $l50,000.00

  Interest Rate: 5.0%

  Maturity Date: April 05, 2022

THE SECURITIES

Authorized Capitalization

The Company has authorized Common Stock and Preferred Stock.

Common Stock

The amount of security authorized is 75,000,000 shares, $0.00001 par value per share, with a total of 12,947,654 outstanding and an additional 2,000,000 shares reserved for issuance under the Company's 2017 Equity Incentive Plan.

Voting Rights: One vote per common share.

Material Rights:

Right of First Refusal: All of our outstanding shares of Common Stock are subject to a contractual right of first refusal in favor of the Company.

The outstanding shares are restricted shares under the Securities Act of 1933, as amended (the "Securities Act").

The outstanding shares must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption front such registration is available.

The Company is under no obligation to register the outstanding shares.

The outstanding shares contain transfer restrictions.

Stock Option Pool

We established the AI Incube Inc. 2017 Equity Incentive Plan, or the Plan, in March 2017. The purpose of the Plan is to offer selected employees, consultants and directors the opportunity to acquire equity in the Company through awards of options (which may be either incentive stock options (ISOs) or non-statutory stock options (NSOs)), stock appreciation rights, restricted stock and restricted stock units.

The maximum number of shares of common stock which may be issued under the Plan from time to time is 2,000,000. As of the date of this Annual Report, options have been granted to purchase 254,000 shares of our Common Stock.

Preferred Stock

The total number of shares of Preferred Stock authorized is 25,000,000, $0.00001 par value per share, with a total of 0 shares of Preferred Stock currently outstanding.

Material Rights

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Company or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws of the Company prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights end such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority vested in it, all in accordance with the laws of the State of Delaware.

The total number of shares of Preferred Stock authorized is 25,000,000. Currently, the Company has designated 5,500,000 shares of Preferred Stock as Series Seed Preferred Stock. Please see the details below.

Series Seed Preferred Stock

The amount of security authorized is 5,500,000 with a total of 0 share outstanding.

Voting Rights

There are no voting rights associated with the Series Seed Preferred Stock.

Material Rights

CONVERSION RIGHTS. The holders of Series Seed Preferred Stock shall have conversion rights. Each share of the Preferred Stock shall be convertible, at the option or the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the original issue price for such series of Preferred Stock by the conversion price for such series of Preferred Stock in effect at the time of conversion.

DIVIDENDS. All dividends shall he declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares or Series Seed Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series Seed Preferred Stock held by such holder.

DRAG-ALONG

(a) If at any time the Board of Directors approves a Deemed Liquidation Event (as defined in the Certificate of Designations of the Series Seed Preferred Stock) or other similar change of control transaction involving the Company, each holder of shares of Series Seed Preferred Stock shall consent to and raise no objections against the Deemed Liquidation Event or similar change of control transaction. If the Deemed Liquidation Event or similar change of control transaction is structured as (i) a merger or consolidation of the Company, or a sale of all or substantially all of the assets of the Company, holders of shares of Series Seed Preferred Stock will waive any dissenters' rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale, or (ii) a sale of equity securities of the Company, each holder of shares of Series Seed Preferred Stock agrees to sell all (or the same portion as arc being sold by other equity holders) of his or her shares of Series Seed Preferred Stock in the Deemed Liquidation Event or similar change of control transaction, on the terms and conditions approved by the Board of Directors. Holders of shares of Series Seed Preferred Stock shall take all necessary and desirable actions approved by the Board of Directors in connection with the consummation of the Deemed Liquidation Event or similar change of control transaction, including voting for, giving written consent to the Deemed Liquidation Event or similar change of control transaction and executing such agreements and such instruments and completing other retinue reasonably necessary to (x) provide customary representations, warranties, indemnities, and escrow arrangements relating to such Deemed Liquidation Event or other change of control transaction and (y) effectuate the allocation and distribution of the aggregate consideration upon the Deemed Liquidation Event or similar change of control transaction.

(b) Each Holder of shares of Series Seed Preferred Stock will constitute and appoint a designee of the Board of Directors, with full power of substitution, as the proxy and attorney-in-fact of such holder of shares of Series Seed Preferred Stock with respect to the matters set forth in these drag-along rights. Each holder of shares of Series Seed Preferred Stock will authorize such designee to represent and to vote, if and only if a holder of shares of Series Seed Preferred Stock (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of the Certificate of Designation of the Series Seed Preferred Stock, all of such holder's shares of Series Seed Preferred Stock in accordance with the terms and provisions of the Certificate of Designation of such Series Seed Preferred Stock. Such designee is also authorized to execute on behalf of such holder of shares of Series Seed Preferred Stock any documents or agreement necessary or appropriate to effectuate the Deemed Liquidation Event or similar change of control transaction. The proxy and power of attorney granted is given in consideration of the agreements and covenants of the Company and the parties in connection with the transactions relating to the original issuance of the Series Seed Preferred Stock and, as such, is coupled with an interest and shall be irrevocable unless and until certificate is amended or revoked. Holders of shares of Series Seed Preferred Stock shall not hereafter purport to grant any other proxy or power of attorney with respect to any of the shares of Series Seed Preferred Stock, deposit any of the shares of Series Seed Preferred Stock into a voting trust or enter into any agreement (other than that contemplated by the Certificate of Designation of the Series Seed Preferred Stock), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the shares of Series Seed Preferred Stock, in each case, if such proxy, power of attorney, voting trust, agreement, arrangement or understanding would conflict with the provisions set forth herein.

Convertible Notes (Valuation Cap: $15 Million)

The security will convert into the class of securities that is issued in the next qualified financing event and the terms of the Convertible Notes are outlined below:

Amount outstanding: $841,320.00

Maturity Date: December 51, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: the outstanding principal amount, plus accrued and unpaid interest, on this Note shall be automatically converted into shares of the class and series of stock sold and issued by the Company in the first transaction or series of transactions after the date hereof (whether before or after the Repayment Date) in which the Company sells shares of its stock primarily for financing purposes and receives gross proceeds of at least $3,000,000

Material Rights: There are no other material rights associated with Convertible Notes.

Convertible Notes (Valuation Cap: $16 Million)

The security will convert into Stock class that is used in the next qualified financing event and the terms of the Convertible Notes are outlined below:

Amount outstanding: $35,000.00

Maturity Date: December 31, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $16,000,000.00

Conversion Trigger: the outstanding principal amount, plus accrued and unpaid interest, on this Note shall be automatically converted into shares of the class and series of stock sold and issued by the Company in the first transaction or series of transactions after the date hereof (whether before or after the Repayment Date) in which the Company sells shares of its stock primarily for financing purposes and receives gross proceeds of at least $3,000,000

Material Rights: There are no other material rights associated with Convertible Notes (Valuation Cap: $16 Million)

Convertible Notes (Valuation Cap: $20 Million)

The security will convert into Stock class that is used in the next qualified financing event and the terms of the Convertible Notes are outlined below.

Amount outstanding: $147,200.00

Maturity Date: December 31, 2023

Interest Rate: 5.0%

Discount Rate: 0.0

Valuation Cap: $20,000,000.00

Conversion Trigger: the outstanding principal amount, plus accrued and unpaid interest, on this Note shall be automatically converted into shares of the class and series of stock sold and issued by the Company in the first transaction or series of transactions after the date hereof (whether before or after the Repayment Date) in which the Company sells shares of its stock primarily for financing purposes and receives gross proceeds of at least $3,000,000

Material Rights: There are no other material rights associated with Convertible Notes (Valuation Cap: $20 Million).

Convertible Notes (Valuation Cap: $40 Million)

The security will convert into Stock class thot is used in the next qualified financing event and the terms of the Convertible Notes valuation 40) are outlined below:

Amount outstanding: $250,000.00

Maturity Date: February 23, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $40,000,000.00

Conversion Trigger: the outstanding principal amount, plus accrued and unpaid interest, on this Note shall be automatically converted into shares of the class and series of stock sold and issued by the Company in the first transaction or series of transactions after the date hereof (whether before or after the Repayment Date) in which the Company sells shares of its stock primarily for financing purposes and receives gross proceeds of at least $1,000,000

Material Rights: There are no other material rights associated with Convertible Notes (Valuation Cap: $40 Million).

Convertible Notes (Valuation Cap: $50 Million)

The security will convert into Wefunder round 2021 convertible notes and the terms of the Convertible Notes (valuation 50) are outlined below:

Amount outstanding: $571,874.00

Maturity Date: December 31, 2023

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $50,000,000.00

Conversion Trigger: $1,000,000

Material Rights: There are no other material rights associated with Convertible Notes (Valuation Cap: $50 Million).

Convertible Notes (Valuation Cap: $15 Million with 10% Interest Rate)

The security will convert into Stock class that is used in the next qualified financing event and the terms of the Convertible Notes are outlined below:

Amount outstanding: $20,000.00

Maturity Date: December 31, 2023

Interest Rate: 10.0%

Discount Rate: 20.0%

Valuation Cap: $15,000,000.00

Conversion Trigger: the outstanding principal amount, plus accrued and unpaid interest, on this Note shall be automatically converted into shares of the class and series of stock sold and issued by the Company in the first transaction or series of transactions after the date hereof (whether before or after the Repayment Date) in which the Company sells shares of its stock primarily for financing purposes and receives gross proceeds of at least $3,000,000

Material Rights: There are no other material rights associated with Convertible Notes (Valuation Cap: $15 Million with 10% Interest Rate).

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

OTHER INFORMATION

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached audited 2019 and 2020 financial statements are true and complete in all material respects.

/s/ Eyal Amir
(Signature)

Eyal Amir
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Eyal Amir
(Signature)

Eyal Amir
(Name)

CEO
(Title)

August 30, 2021
(Date)

/s/ Michael Gale
(Signature)

Michael Gale
(Name)

Chief Financial Officer
(Title)

August 30, 2021
(Date)

EXHIBITS

Exhibit A   Audited 2019 and 2020 Financial Statements

EXHIBIT A

Audited 2019 and 2020 Financial Statements

AI INCUBE INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

July 17, 2021

To: Board of Directors, AI INCUBE INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of AI INCUBE INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

July 17, 2021

AI INCUBE INC.
Consolidated Balance Sheets
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Assets		
Current assets		
Cash	$ 27,566	$ 3,456
Other current assets	3,267	12,507
Total current assets	173,097	15,963
Fixed assets, net	0	333
Intangible assets, net	1,405,920	930,614
Total assets	$ 1,436,753	$ 946,910
Liabilities and Shareholders' Deficit		
Current liabilities		
Accounts payable	$ 62,549	$ 82,526
Other current liabilities	72,458	29,216
Total current liabilities	135,007	111,742
EIDL loan payable	450,000	0
Convertible notes and accrued interest payable	1,285,018	1,217,586
Total liabilities	1,870,025	1,329,328
Common Stock	1,107,620	1,107,620
Accumulated deficit	(1,540,893)	(1,490,038)
Total shareholders' deficit	(433,272)	(382,418)
Total Liabilities and Shareholders' Deficit	$ 1,436,753	$ 946,910

AI INCUBE INC.
Consolidated Statements of Operations
Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 521,796	$ 1,236,065
Operating expenses		
Sales & marketing expenses	2,260	4,655
Salaries & wages expenses	69,562	100,104
General & administrative expenses	321,571	393,259
Total operating expenses	393,393	498,018
Operating loss	128,403	738,047
Interest income (expense), net	(13,228)	(14,955)
Other income	16,407	750
Amortization (expense)	(182,444)	(47,933)
Depreciation (expense)	(333)	(774)
Income tax	(1,786)	(17,758)
Net loss	$ (52,981)	$ 657,377

AI INCUBE INC.
Consolidated Statements of Shareholders' Equity (Deficit)
Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Accumulated Deficit	Total Shareholders' Deficit
Balances - December 31, 2018	$ 1,107,620	$ (2,147,415)	$ (1,039,795)
Net loss		657,377	657,377
Balances - December 31, 2019	$ 1,107,620	$ (1,490,038)	$ (382,418)
Foreign currency translation adjustment		2,126	2,126
Net loss		(52,981)	(52,981)
Balances - December 31, 2020	$ 1,107,620	$ (1,540,893)	$ (433,272)

AI INCUBE INC.

Consolidated Statements of Cash Flows
Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows from Operations		
Net loss	$ (52,981)	$ 647,377
Adjustments to net loss		
Add back: depreciation	333	774
Add back: amortization	182,444	47,933
Changes in assets and liabilities		
Other current assets	9,240	(93,204)
Accounts payable	(19,977)	58,937
Other current liabilities	43,242	12,750
Total Cash Flows from Operations	(26,856)	674,567
Cash Flows from Investments		
Intangible asset expenditures	(657,749)	(1,139,582)
Total Cash Flows from Investments	(657,749)	(1,139,582)
Cash Flows from Financing		
Proceeds of EIDL loan payable	450,000	0
Proceeds of convertible notes, accrued interest	67,432	103,506
Total Cash Flows from Financing	519,558	103,506
Total Cash Flows	24,110	(361,509)
Beginning Cash Balance	3,456	364,965
Ending Cash Balance	$ 27,566	$ 3,456

AI INCUBE INC.
Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

AI INCUBE INC. and subsidiary (collectively, "the Company") is a corporation organized under the laws of the State of Delaware on July 14, 2009. The Company develops and offers customers a software platform for monitoring parking situations in real-time.

The Company wholly-owns and operates a subsidiary in Germany, AI Incube GmbH. The results of that subsidiary have been consolidated with AI Incube, Inc.

Since inception, the Company relied on raising convertible notes, issuances of equity and operations to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $27,566 and $3,456 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.   Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is

limited. The Company generally collects all service fees as a brokerage at the time the service is provided.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets
Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation and amortization is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company capitalizes certain development costs incurred in connection with its internal use software and website. These capitalized costs are primarily related to its performance tool that is hosted by the Company and accessed by its customers via a web application on a subscription basis. Costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Maintenance costs are expensed as incurred. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. The Company capitalized $1,285,700 and $747,890 in internal use software during the years ended December 31, 2020 and 2019, respectively.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained long-lived assets with a net book value of $1,405,920 and $930,614 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.
- Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
- Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken

or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from usage of the software platform are recognized as they are rendered. As of December 31, 2020, there was not a material amount of monies collected for which services had not yet been performed.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company does record current tax expense for the income taxes paid in Germany by AI Incube GmbH.

NOTE 4 – SHARE CAPITAL

Common Stock
The Company has issued 13,029,454 shares of common stock, of which, 12,947,654 shares are outstanding. The difference in shares issued and outstanding is due to vesting schedules of certain restricted stock purchase agreements that the Company has with investors. Only three shareholders hold more than 5 percent of the outstanding common stock on a fully diluted basis.

NOTE 5 –DEBT

Long-Term Liabilities
The Company has issued approximately $1,285,018 of convertible notes and accrued but unpaid interest as of December 31, 2020. The convertible notes bear interest at varying rates have various valuation caps upon conversion and a 20 percent discount rate. In summary, $1,058,192 of the notes are at a valuation cap of $15,000,000; $43,573 at a $16,000,000 valuation cap; and $183,253 at a $20,000,000 valuation cap. All but $20,000 of the notes principal accrue interest at a rate of 5 percent per annum; the remaining $20,000 of notes principal accrues interest at a rate of 10 percent per annum.

EIDL Loans
The Company was granted a loan from the Small Business Administration ("SBA") in the amount of $450,000 pursuant to the Economic Injury Disaster Loan ("EIDL") program. The EIDL, established as part of the Coronavirus Aid, Relief and Economic Security Act was enacted March 27, 2020. The loan bears interest at a rate of 3.75 percent per annum and is payable over 30 years.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company is not aware of any related party transactions outside the normal course of its business.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations in 2009. The Company has an accumulated loss since inception. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with a duly licensed Regulation CF funding portal (or its affiliates) and they will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through July 17, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.